                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(MARK ONE)
     (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

     ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________


                         Commission File Number 0-12406


                               IMMUNEX CORPORATION
                      PROFIT SHARING 401(K) PLAN AND TRUST
                            (Full title of the plan)


                               IMMUNEX CORPORATION
             (Exact name of registrant as specified in its charter)


                              51 University Street
                                Seattle, WA 98101
                    (Address of principal executive offices)

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

              Financial Statements and Supplemental Schedules


               Years Ended December 31, 1998, 1997, and 1996


                                 CONTENTS

Report of Independent Auditors........................................................  1

Audited Financial Statements

Statements of Assets Available for Benefits with Fund Information.....................  3
Statements of Changes in Assets Available for Benefits with Fund Information..........  4
Notes to Financial Statements.........................................................  7

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes............................ 15
Line 27d - Schedule of Reportable Transactions........................................ 16

                        Report of Independent Auditors

The Administrative Committee
Immunex Corporation
   Profit Sharing 401(k) Plan and Trust

We have audited the accompanying statements of assets available for benefits of Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for the purpose of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan Trustee. Also, the information presented in the schedule of reportable transactions does not disclose the cost of sales transactions and the related net gain or loss. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                             ERNST & YOUNG LLP


Seattle, Washington
May 14, 1999

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

    Statements of Assets Available for Benefits with Fund Information



                                                                                                         CRABBE
                                                    SCHWAB      FIDELITY       PIMCO       DODGE &       HUSON
                                       SCHWAB     INST. ADV.   GROWTH AND      TOTAL         COX          CORE
DECEMBER 31, 1998                       CASH         MONEY       INCOME       RETURN      BALANCED       EQUITY
                                    --------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Interest-bearing cash                $  4,844    $1,103,744  $          -  $        -   $        -   $        -
  Mutual funds                                -             -    26,464,677   1,438,967    4,343,404    4,334,382
  Corporate stock - common                    -             -             -           -            -            -
  Participant loans                           -             -             -           -            -            -
                                    --------------------------------------------------------------------------------
Total investments                         4,844     1,103,744    26,464,677   1,438,967    4,343,404    4,334,382

Receivables:
  Employee contributions                      -        15,913        51,203       5,979       10,865        2,245
  Employer contributions                      -         7,475        22,372       2,891        5,099        1,668
                                    --------------------------------------------------------------------------------
Assets available for benefits          $  4,844    $1,127,132  $ 26,538,252  $1,447,837   $4,359,368   $4,338,295
                                    ================================================================================



                                      RAINIER
                                     SMALL/MID
                                      CAPITAL    EUROPACIFIC    IMMUNEX    PARTICIPANT
DECEMBER 31, 1998                     EQUITY       GROWTH        STOCK        LOANS        TOTAL
                                    -----------------------------------------------------------------
ASSETS
Investments, at fair value:
  Interest-bearing cash              $         -  $        -   $        -    $       -   $ 1,108,588
  Mutual funds                        10,957,661   5,350,493            -            -    52,889,584
  Corporate stock - common                     -           -    4,328,579            -     4,328,579
  Participant loans                            -           -            -      810,743       810,743
                                    -----------------------------------------------------------------
Total investments                     10,957,661   5,350,493    4,328,579      810,743    59,137,494

Receivables:
  Employee contributions                  31,887      20,028        9,788       (9,113)      138,795
  Employer contributions                  13,956       8,614            -            -        62,075
                                    -----------------------------------------------------------------
Assets available for benefits        $11,003,504  $5,379,135   $4,338,367    $ 801,630   $59,338,364
                                    =================================================================


                                                                                                         CRABBE
                                                    SCHWAB      FIDELITY       PIMCO       DODGE &       HUSON
                                       SCHWAB     INST. ADV.   GROWTH AND      TOTAL         COX          CORE
DECEMBER 31, 1997                       CASH         MONEY       INCOME       RETURN      BALANCED       EQUITY
                                    --------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Interest-bearing cash                $187,274    $  690,840  $          -  $        -   $        -   $        -
  Mutual funds                                -             -    18,903,724     399,895    3,446,010    5,683,517
  Corporate stock - common                    -             -             -           -            -            -
  Participant loans                           -             -             -           -            -            -
                                    --------------------------------------------------------------------------------
Total investments                       187,274       690,840    18,903,724     399,895    3,446,010    5,683,517

Transfers                              (182,103)        2,232        63,832       2,723       13,315       25,120
                                    --------------------------------------------------------------------------------
Assets available for benefits          $  5,171    $  693,072  $ 18,967,556  $  402,618   $3,459,325   $5,708,637
                                    ================================================================================



                                      RAINIER
                                     SMALL/MID
                                      CAPITAL    EUROPACIFIC    IMMUNEX    PARTICIPANT
DECEMBER 31, 1997                     EQUITY       GROWTH        STOCK        LOANS        TOTAL
                                    -----------------------------------------------------------------
ASSETS
Investments, at fair value:
  Interest-bearing cash              $         -  $        -   $             $       -   $   878,114
  Mutual funds                        10,163,905   3,978,525            -            -    42,575,576
  Corporate stock - common                     -           -    1,280,934            -     1,280,934
  Participant loans                            -           -            -      707,484       707,484
                                    -----------------------------------------------------------------
Total investments                     10,163,905   3,978,525    1,280,934      707,484    45,442,108

Transfers                                 47,458      26,233       10,302       (9,112)            0
                                    -----------------------------------------------------------------
Assets available for benefits        $10,211,363  $4,004,758   $1,291,236    $ 698,372   $45,442,108
                                    =================================================================



SEE ACCOMPANYING NOTES.

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

 Statements of Changes in Assets Available for Benefits with Fund Information



                                                                                                         CRABBE
                                                    SCHWAB      FIDELITY       PIMCO       DODGE &       HUSON
                                       SCHWAB     INST. ADV.   GROWTH AND      TOTAL         COX          CORE
YEAR ENDED DECEMBER 31, 1998            CASH         MONEY       INCOME       RETURN      BALANCED       EQUITY
                                    --------------------------------------------------------------------------------
ADDITIONS
Investment income:
  Interest                              $    -     $        -   $         -  $        -   $        -   $        -
  Dividends                                  -         44,149     1,359,452     102,990      355,524      188,323
  Net realized and unrealized
     appreciation (depreciation)             -              -     4,259,906     (23,661)     (98,962)    (821,119)
                                    --------------------------------------------------------------------------------
  Total investment income                    0         44,149     5,619,358      79,329      256,562     (632,796)

Contributions:
  Employer                                   -         37,505       710,371      50,916      151,675      263,267
  Employee                                   -         71,759     1,585,733      99,814      321,522      579,134
  Rollovers                                  -         38,373       128,424      51,582       42,782       56,316
                                    --------------------------------------------------------------------------------
Total contributions                          0        147,637     2,424,528     202,312      515,979      898,717
                                    --------------------------------------------------------------------------------
Total additions                              0        191,786     8,043,886     281,641      772,541      265,921

DEDUCTIONS
Benefits paid to participants                -        (25,290)   (1,017,783)    (36,731)    (159,410)    (274,508)
Administrative expenses                      -           (272)       (2,259)       (190)        (479)        (686)
                                    --------------------------------------------------------------------------------
Total deductions                             -        (25,562)   (1,020,042)    (36,921)    (159,889)    (275,194)

Net transfers (to) from other funds       (327)       267,836       546,852     800,499      287,391   (1,361,069)
                                    --------------------------------------------------------------------------------
Increase (decrease) in assets
  available for benefits                  (327)       434,060     7,570,696   1,045,219      900,043   (1,370,342)


Assets available for benefits:
  Beginning of year                      5,171        693,072    18,967,556     402,618    3,459,325    5,708,637
                                    --------------------------------------------------------------------------------
  End of year                           $4,844     $1,127,132   $26,538,252  $1,447,837   $4,359,368   $4,338,295
                                    ================================================================================


                                      RAINIER
                                     SMALL/MID
                                      CAPITAL    EUROPACIFIC    IMMUNEX    PARTICIPANT
YEAR ENDED DECEMBER 31, 1998          EQUITY       GROWTH        STOCK        LOANS        TOTAL
                                    -----------------------------------------------------------------
ADDITIONS
Investment income:
  Interest                           $         -  $        -   $        -   $  72,133    $    72,133
  Dividends                              402,061     276,692            -           -      2,729,191
  Net realized and unrealized
     appreciation (depreciation)        (161,187)    376,574    2,347,609           -      5,879,160
                                    -----------------------------------------------------------------
  Total investment income                240,874     653,266    2,347,609      72,133      8,680,484

Contributions:
  Employer                               548,190     276,506      105,781           -      2,144,211
  Employee                             1,199,448     612,147      239,431           -      4,708,988
  Rollovers                               69,778      53,243       67,911           -        508,409
                                    -----------------------------------------------------------------
Total contributions                    1,817,416     941,896      413,123           0      7,361,608
                                    -----------------------------------------------------------------
Total additions                        2,058,290   1,595,162    2,760,732      72,133     16,042,092

DEDUCTIONS
Benefits paid to participants           (367,415)   (175,831)     (47,290)    (35,129)    (2,139,387)
Administrative expenses                   (1,608)       (955)           -           -         (6,449)
                                    -----------------------------------------------------------------
Total deductions                        (369,023)   (176,786)     (47,290)    (35,129)    (2,145,836)

Net transfers (to) from other funds     (897,126)    (43,999)     333,689      66,254              -
                                    -----------------------------------------------------------------
Increase (decrease) in assets
available for benefits                   792,141   1,374,377    3,047,131     103,258     13,896,256


Assets available for benefits:
  Beginning of year                   10,211,363   4,004,758    1,291,236     698,372     45,442,108
                                    -----------------------------------------------------------------
  End of year                        $11,003,504  $5,379,135   $4,338,367   $ 801,630    $59,338,364
                                    =================================================================

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

 Statements of Changes in Assets Available for Benefits with Fund Information
                                  (continued)


                                                                                                         CRABBE
                                                    SCHWAB      FIDELITY       PIMCO       DODGE &       HUSON
                                       SCHWAB     INST. ADV.   GROWTH AND      TOTAL         COX          CORE
YEAR ENDED DECEMBER 31, 1997            CASH         MONEY       INCOME       RETURN      BALANCED       EQUITY
                                    --------------------------------------------------------------------------------
ADDITIONS
Investment income:
  Interest                             $   205     $       -   $         -   $       -    $        -   $        -
  Dividends                                  -        31,562       846,674      17,686       261,991    1,148,362
  Net realized and unrealized
     appreciation (depreciation)             -             -     3,421,134       2,890       308,843      (27,570)
                                    --------------------------------------------------------------------------------
   Total investment income                 205        31,562     4,267,808      20,576       570,834    1,120,792

Contributions:
  Employer                                   -        21,762       610,064      29,032       124,560      257,278
  Employee                                   -        48,288     1,368,241      59,100       265,962      566,547
  Rollovers                            (11,245)          184       234,644      15,674        87,648       71,310
                                    --------------------------------------------------------------------------------
Total contributions                    (11,245)       70,234     2,212,949     103,806       478,170      895,135
                                    --------------------------------------------------------------------------------
Total additions                        (11,040)      101,796     6,480,757     124,382     1,049,004    2,015,927

DEDUCTIONS
Benefits paid to participants                -       (21,586)     (724,541)     (2,173)     (137,241)    (225,960)
Administrative expenses                      -          (475)       (3,448)       (164)         (790)      (1,506)
                                    --------------------------------------------------------------------------------
Total deductions                             0       (22,061)     (727,989)     (2,337)     (138,031)    (227,466)

Net transfers (to) from other funds          -        85,972      (481,093)     76,189        10,262     (268,079)
                                    --------------------------------------------------------------------------------
Increase (decrease) in assets
  available for benefits               (11,040)      165,707     5,271,675     198,234       921,235    1,520,382


Assets available for benefits:
  Beginning of year                     16,211       527,365    13,695,881     204,384     2,538,090    4,188,255
                                    --------------------------------------------------------------------------------
  End of year                          $ 5,171     $ 693,072   $18,967,556   $ 402,618    $3,459,325   $5,708,637
                                    ================================================================================



                                      RAINIER
                                     SMALL/MID
                                      CAPITAL    EUROPACIFIC    IMMUNEX    PARTICIPANT
YEAR ENDED DECEMBER 31, 1997          EQUITY       GROWTH        STOCK        LOANS        TOTAL
                                    -----------------------------------------------------------------
ADDITIONS
Investment income:
  Interest                          $          -  $        -   $        -   $  59,192   $    59,397
  Dividends                              941,906     337,866            -           -     3,586,047
  Net realized and unrealized
     appreciation (depreciation)       1,426,629     (37,425)     453,535           -     5,548,036
                                    -----------------------------------------------------------------
   Total investment income             2,368,535     300,441      453,535      59,192     9,193,480

Contributions:
  Employer                               473,532     251,754       49,331           -     1,817,313
  Employee                             1,055,779     571,624      112,761           -     4,048,302
  Rollovers                              176,548      93,535       81,125           -       749,423
                                    -----------------------------------------------------------------
Total contributions                    1,705,859     916,913      243,217           0     6,615,038
                                    -----------------------------------------------------------------
Total additions                        4,074,394   1,217,354      696,752      59,192    15,808,518

DEDUCTIONS
Benefits paid to participants           (460,255)   (194,050)     (40,988)    (60,826)   (1,867,620)
Administrative expenses                   (2,176)       (790)           -           -        (9,349)
                                    -----------------------------------------------------------------
Total deductions                        (462,431)   (194,840)     (40,988)    (60,826)   (1,876,969)

Net transfers (to) from other funds      (17,634)    (63,233)     491,920     165,696             0
                                    -----------------------------------------------------------------
Increase (decrease) in assets
available for benefits                 3,594,329     959,281    1,147,684     164,062    13,931,549


Assets available for benefits:
  Beginning of year                    6,617,034   3,045,477      143,552     534,310    31,510,559
                                    -----------------------------------------------------------------
  End of year                       $ 10,211,363  $4,004,758   $1,291,236   $ 698,372   $45,442,108
                                    =================================================================

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

 Statements of Changes in Assets Available for Benefits with Fund Information
                                  (continued)



                                              INVESCO
                                             STRATEGIC    FIDELITY
                                              HEALTH     GROWTH AND                 BALANCED     PRINCIPAL      SCHWAB   IMMUNEX
YEAR ENDED DECEMBER 31, 1996                 SCIENCES      INCOME        JANUS      PORTFOLIO  PRESERVATION      CASH     STOCK
                                           -----------------------------------------------------------------------------------------
ADDITIONS
Investment income:
   Interest                                  $    2,255  $    13,328   $    3,825   $   46,824   $   34,206    $ 4,103   $      -
   Dividends                                          -      688,327            -       13,598            -          -          -
   Net realized and unrealized appreciation
     (depreciation)                             128,766    1,661,788      414,956      166,968      (20,105)         -     41,268
                                           -----------------------------------------------------------------------------------------
   Total investment income                      131,021    2,363,443      418,781      227,390       14,101      4,103     41,268

Contributions:
   Employer                                     123,733      749,688      203,030      102,842       28,989          -     11,301
   Employee                                     271,681    1,619,107      442,649      203,379       58,273          -     25,596
   Rollovers                                     55,234      145,775       54,111       33,166        9,927     12,108        111
                                           -----------------------------------------------------------------------------------------
Total contributions                             450,648    2,514,570      699,790      339,387       97,189     12,108     37,008
                                           -----------------------------------------------------------------------------------------
Total additions                                 581,669    4,878,013    1,118,571      566,777      111,290     16,211     78,276

DEDUCTIONS
Benefits paid to participants                  (145,804)  (1,294,551)    (333,557)    (206,691)    (108,820)         -       (183)
Administrative expenses                               -         (559)           -      (16,313)      (1,268)         -          -
                                           -----------------------------------------------------------------------------------------
Total deductions                               (145,804)  (1,295,110)    (333,557)    (223,004)    (110,088)         0       (183)

Net transfers (to) from other funds          (2,464,540)  (2,927,911)  (4,634,405)  (3,524,352)  (1,038,972)         -     65,459
                                           -----------------------------------------------------------------------------------------
Increase (decrease) in assets available
   for benefits                              (2,028,675)     654,992   (3,849,391)  (3,180,579)  (1,037,770)    16,211    143,552

Assets available for benefits:
   Beginning of year                          2,028,675   13,040,889    3,849,391    3,180,579    1,037,770          -          -
                                           -----------------------------------------------------------------------------------------
   End of year                               $        0  $13,695,881   $        0   $        0   $        0    $16,211   $143,552
                                           =========================================================================================



SEE ACCOMPANYING NOTES.



                                           CRABBE       RAINIER
    SCHWAB        PIMCO       DODGE &       HUSON      SMALL/MID
  INST. ADV.      TOTAL         COX         CORE        CAPITAL    EUROPACIFIC   PARTICIPANT
    MONEY        RETURN      BALANCED      EQUITY       EQUITY        GROWTH        LOANS        TOTAL
-----------------------------------------------------------------------------------------------------------


   $ 14,680      $      -    $        -   $        -   $        -   $        -     $ 45,154   $   164,375
          -         5,619        67,424      325,184      323,749       82,655            -     1,506,556

          -         5,350       141,341      (37,662)     461,470      127,826            -     3,091,966
-----------------------------------------------------------------------------------------------------------
     14,680        10,969       208,765      287,522      785,219      210,481       45,154     4,762,897


    (34,000)       10,294        47,068      109,952      191,017      103,771            -     1,647,685
     20,531        19,196       103,990      238,869      420,080      229,022            -     3,652,373
          -         3,488         7,974       39,021       52,708       26,247            -       439,870
-----------------------------------------------------------------------------------------------------------
    (13,469)       32,978       159,032      387,842      663,805      359,040            0     5,739,928
-----------------------------------------------------------------------------------------------------------
      1,211        43,947       367,797      675,364    1,449,024      569,521       45,154    10,502,825


    (21,674)            -       (64,052)    (243,877)    (109,938)        (814)     (35,521)   (2,565,482)
          -             -           (44)        (123)        (268)         (56)           -       (18,631)
-----------------------------------------------------------------------------------------------------------
    (21,674)            0       (64,096)    (244,000)    (110,206)        (870)     (35,521)   (2,584,113)

    547,828       160,437     2,234,389    3,756,891    5,278,216    2,476,826       70,134             0
-----------------------------------------------------------------------------------------------------------

    527,365       204,384     2,538,090    4,188,255    6,617,034    3,045,477       79,767     7,918,712


          -             -             -            -            -            -      454,543    23,591,847
-----------------------------------------------------------------------------------------------------------
   $527,365      $204,384    $2,538,090   $4,188,255   $6,617,034   $3,045,477     $534,310   $31,510,559
===========================================================================================================

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

                        Notes to Financial Statements

                              December 31, 1998


1.  DESCRIPTION OF THE PLAN

The following description of the Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established on January 1, 1987 to encourage long-term savings by employees and to supplement retirement income. The Plan is a defined contribution profit-sharing plan. All employees of Immunex Corporation and its wholly owned subsidiaries (the Company) working 20 hours or more per week and having attained the age of 21 are eligible to enroll in the Plan on January 1 and July 1 coinciding with or following the date on which they become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of assets available for benefits and the statement of changes in assets available for benefits, as well as the amounts disclosed in the financial statement footnotes. Actual results could differ from those estimates.

CONTRIBUTIONS

Participants may contribute from 1% to 15% of their compensation, tax-deferred, through payroll deductions to the Plan, up to the calendar year limit imposed by the Internal Revenue Service. Participants may also contribute to the Plan amounts previously contributed to another qualified plan.

The Company matches 100% on the first 2% of deferrals and 50% on the next 4% of deferrals for employees with less than five years of service. Employees with five or more years of service receive a Company match of 100% on the first 2% of deferrals and 75% on the next 4% of deferrals. Additional amounts may be contributed at the option of the Company's Board of Directors, but they shall not exceed the maximum amount allowable to be taken as a tax deduction by the Company.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the matching employer contribution, and an allocation of Plan earnings and is charged with an

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

1.  DESCRIPTION OF THE PLAN (CONTINUED)

allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participant contributions and actual earnings thereon are immediately 100% vested. Employer contributions vest at the rate of 20% per year of service commencing with the first year of service.

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash as soon as practicable upon request after termination. Participants or their beneficiaries are eligible for distribution of 100% of their vested account balances, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement dates, at death, or at total disability, as defined by the Plan document. The nonvested portion of account balances is subject to forfeiture. Forfeitures are used to reduce employer contributions to the Plan for the next Plan year. There were no forfeitures netted against the employer contribution receivable at December 31, 1998 and 1997.

HARDSHIP WITHDRAWALS

Hardship withdrawals are permitted by the Plan in accordance with Section 401(k) of the Internal Revenue Code (IRC) with the approval of the Plan administrator.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balances from the Plan, as limited by Section 72(p)(2) of the IRC. Such loans are secured by their account balances. Loan terms range from eight months to ten years. Interest is accrued at the prime rate of interest plus two percentage points. Principal and interest are repaid through periodic payroll deductions.

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

1.  DESCRIPTION OF THE PLAN (CONTINUED)

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan for the years ended December 31, 1998, 1997, and 1996 were $144,275, $132,263, and
$88,172, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, including the portion related to employer contributions and earnings thereon.

2.  DESCRIPTION OF INVESTMENTS

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of investments are recorded on the trade dates with realized gains and losses based on the average cost of the investments.

Interest-bearing cash consists of highly liquid, short-term investments with purchased maturity dates of less than three months.

Participant loans consist of the principal balance of loans outstanding to the Plan participants.

Participants may invest in one or more of the following funds:

SCHWAB INSTITUTIONAL ADVANTAGE MONEY MARKET FUND - The Schwab Institutional Advantage Money Market Fund consists primarily of bank certificates of deposit; commercial paper rated in the top two rating categories by any nationally recognized statistical rating organization; obligations of, or guaranteed by, the U.S. or Canadian governments, their agencies, or instrumentalities; and repurchase agreements involving obligations that are suitable for investment under the preceding categories. The primary

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

2.  DESCRIPTION OF INVESTMENTS (CONTINUED)

objective of this fund is maximum current income consistent with liquidity and stability of capital. Charles Schwab Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as transactions with a party-in-interest.

FIDELITY GROWTH AND INCOME FUND - The Growth and Income Fund consists of a portfolio of high-yield securities. Investments consist primarily of equity securities; however, they may also include any combination of common stock, preferred stock, and fixed-income securities.

PIMCO TOTAL RETURN FUND - The PIMCO Total Return Fund consists primarily of debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities, but may also include securities denominated in foreign currencies. The primary objective of this fund is to seek total return consistent with preservation of capital.

DODGE & COX BALANCED FUND - The Dodge & Cox Balanced Fund consists primarily of common stocks and convertible securities but may also include investment-grade, fixed-income securities. The primary objective of this fund is to seek income, conservation of principal, and long-term growth of principal and income.

CRABBE HUSON CORE EQUITY FUND - The Crabbe Huson Core Equity Fund consists of a portfolio of common stocks that are widely and actively traded, and foreign securities. The primary objective of this fund is to seek long-term capital appreciation and the preservation of capital.

RAINIER SMALL/MID CAPITAL EQUITY FUND - The Rainier Small/Mid Capital Equity Fund consists primarily of equities issued by companies with market capitalizations between $50 million and $5 billion. The primary objective of this fund is to seek long-term capital appreciation.

EUROPACIFIC GROWTH FUND - The EuroPacific Growth Fund consists primarily of equity securities of issuers domiciled in Europe or the Pacific Basin. The primary objective of this fund is to seek long-term growth of capital.

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

2.  DESCRIPTION OF INVESTMENTS (CONTINUED)

IMMUNEX CORPORATION COMMON STOCK FUND - The Immunex Corporation Common Stock Fund invests in the common stock of Immunex Corporation. It is an equity investment alternative with a growth objective that allows the participant to invest in and own common stock of Immunex Corporation. As the Immunex Corporation is the Plan Sponsor, all related transactions qualify as transactions with a party-in-interest.

3.  INVESTMENTS

The fair value of investments that represent 5% or more of the Plan's assets available for benefits at December 31 are as follows:


                                               1998              1997
                                          ------------------------------------

     Dodge & Cox Balanced Fund             $    4,343,404   $    3,446,010
     Crabbe Huson Core Equity Fund              4,334,382        5,683,517
     Rainier Small/Mid Cap Equity Fund         10,957,661       10,163,905
     EuroPacific Growth Fund                    5,350,493        3,978,525
     Fidelity Growth and Income Fund           26,464,677       18,903,724
     Immunex Corporation common stock           4,328,579                -

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

3.  INVESTMENTS (CONTINUED)

During the years ended December 31, 1998, 1997, and 1996, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as follows:


                                                                        NET APPRECIATION
                                                                          IN FAIR VALUE
                                                                           DURING THE       FAIR VALUE
   DECEMBER 31, 1998                                                          YEAR         AT YEAR-END
                                                                       ------------------------------------

Investments at fair value as determined by quoted market price:
     Interest-bearing cash                                                $           -   $    1,108,588
     Mutual funds                                                             3,531,551       52,889,584
     Common stock - Immunex Corporation                                       2,347,609        4,328,579
                                                                       ------------------------------------
                                                                              5,879,160       58,326,751
Investments at estimated fair value - participant loans                               -          810,743
                                                                       ------------------------------------
                                                                          $   5,879,160   $   59,137,494
                                                                       ====================================
   DECEMBER 31, 1997

Investments at fair value as determined by quoted market price:
     Interest-bearing cash                                                $           -   $      878,114
     Mutual funds                                                             5,094,501       42,575,576
     Common stock - Immunex Corporation                                         453,535        1,280,934
                                                                       ------------------------------------
                                                                              5,548,036       44,734,624
Investments at estimated fair value - participant loans                               -          707,484
                                                                       ------------------------------------
                                                                          $   5,548,036   $   45,442,108
                                                                       ====================================
   DECEMBER 31, 1996

Investments at fair value as determined by quoted market price:
     Interest-bearing cash                                                $           -   $      554,457
     Mutual funds                                                             3,050,698       30,137,388
     Common stock - Immunex Corporation                                          41,268          141,082
                                                                       ------------------------------------
                                                                              3,091,966       30,832,927
Investments at estimated fair value - participant loans                               -          542,163
                                                                       ------------------------------------
                                                                          $   3,091,966   $   31,375,090
                                                                       ====================================

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

4.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:


                                                                                   DECEMBER 31
                                                                             1998              1997
                                                                       ------------------------------------
     Assets available for benefits per the
        financial statements                                             $   59,338,364   $   45,442,108
     Amounts allocated to withdrawn participants                               (510,264)        (355,551)
                                                                       ------------------------------------
     Assets available for benefits per the Form 5500                     $   58,828,100   $   45,086,557
                                                                       ====================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


     Benefits paid to participants per the financial statements                            $   2,139,387
     Add:  amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1998                                                                     510,264
     Less:  amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1997                                                                    (355,551)
                                                                                        -------------------
     Benefits paid to participants per the Form 5500 in 1998                               $   2,294,100
                                                                                        ===================

     Benefits paid to participants per the financial statements                            $   1,867,620
     Add:  amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1997                                                                     355,551
     Less:  amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1996                                                                    (228,326)
                                                                                        -------------------
     Benefits paid to participants per the Form 5500 in 1997                               $   1,994,845
                                                                                        ===================

     Benefits paid to participants per the financial statements                            $   2,565,482
     Add:  amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1996                                                                     228,326
     Less:  amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1995                                                                    (511,111)
                                                                                        -------------------
     Benefits paid to participants per the Form 5500 in 1996                               $   2,282,697
                                                                                        ===================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

5.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed Immunex Corporation (the Plan Sponsor) by a letter dated November 30, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  SUBSEQUENT EVENTS

The Plan's investments were held in a trust by Charles Schwab Trust Company (the former Trustee) from December 31, 1996 to January 1, 1999. On January 1, 1999, all investments were transferred to BNY Western Trust Company (the new Trustee). The transfer did not affect dollar amounts audited by independent auditors in the current year.

7.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on the Plan's operations.

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

        Line 27a - Schedule of Assets Held for Investment Purposes
                        (EIN: 51-0346580, PN: 001)

                             December 31, 1998


                                                                        (c)
                                                             DESCRIPTION OF INVESTMENT
                             (b)                         INCLUDING MATURITY DATE, RATE OF       (d)           (e)
 (a)    IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY    INTEREST, PAR, OR MATURITY VALUE      COST**     MARKET VALUE
------------------------------------------------------------------------------------------------------------------------

     Interest-bearing cash:
  *     Schwab Inst. Advantage Money Fund                          1,103,744 units          $             $  1,103,744
  *     Schwab Money Market Fund and Cash                              4,844 units                               4,844
                                                                                           -----------------------------
     Total cash and cash equivalents                                                                         1,108,588

     Common stock:
  *     Immunex Corporation common stock                              34,406 units                           4,328,579

     Mutual Funds:
        EuroPacific Growth                                           188,398 units                           5,350,493
        Crabbe Huson Core Equity                                     263,971 units                           4,334,382
        Dodge & Cox Balanced                                          66,596 units                           4,343,404
        Fidelity Growth and Income                                   577,327 units                          26,464,677
        PIMCO Total Return                                           136,524 units                           1,438,967
        Rainier Small/Mid Capital Equity                             493,811 units                          10,957,661
                                                                                           -----------------------------
     Total mutual funds                                                                                     52,889,584

  *  Participant loans - participants                      Interest at prime plus 2%
                                                             maturity through 2007                             810,743
                                                                                           -----------------------------
     Total assets held for investment                                                       $             $ 59,137,494
                                                                                           =============================


*        Denotes party-in-interest.
**       Historical cost information is not available from the Plan Trustee.

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

              Line 27d - Schedule of Reportable Transactions
                        (EIN: 51-0346580, PN: 001)

                       Year Ended December 31, 1998

                                                                                                                 (h)
                                                                                                               CURRENT
                                                                                         (f)                   VALUE OF
                 (a)                        (b)           (c)         (d)      (e)     EXPENSES       (g)       ASSET ON
       IDENTITY OF PARTY INVOLVED      DESCRIPTION OF   PURCHASE    SELLING   LEASE  INCURRED WITH  COST OF   TRANSACTION      (i)
       AND DESCRIPTION OF ASSET            ASSET         PRICE       PRICE    RENTAL  TRANSACTION    ASSET        DATE      NET GAIN
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions in excess of 5% of Plan assets.
-------------------------------------------------------------------------

Fidelity Growth and Income Fund         Mutual fund    $5,845,806 $                                $5,845,806   $5,845,806

Fidelity Growth and Income Fund         Mutual fund                2,544,759                                *    2,544,759      *

Crabbe Huson Core Equity Fund           Mutual fund     1,463,781                                   1,463,781    1,463,781

Crabbe Huson Core Equity Fund           Mutual fund                1,864,741                                *    1,864,741      *

Rainier Small/Mid Capital Equity Fund   Mutual fund     2,797,727                                   2,797,727    2,797,727

Rainier Small/Mid Capital Equity Fund   Mutual fund     1,842,780                                           *    1,842,780      *

There were no Category (i), (ii), or (iv) reportable transactions during 1998.
------------------------------------------------------------------------------


* Historical cost information is not available from the Plan Trustee.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Immunex Corporation Profit Sharing
                                            401(k) Plan and Trust




Date:    November 18, 1999                  /s/ David A. Mann
         --------------------------         ------------------------------------
                                            David A. Mann
                                            Senior Vice President, Finance
                                            Chief Financial Officer





Date:     November 18, 1999                 /s/ Kathy Spencer
         --------------------------         ------------------------------------
                                            Kathy Spencer
                                            Vice President, Human Resources





Date:     November 18, 1999                 /s/ Michael Mumford
         --------------------------         ------------------------------------
                                            Michael Mumford
                                            Vice President, Manufacturing

         Immunex Corporation Profit Sharing 401(k) Plan and Trust

                           Exhibit Index


       23.1          Consent of Ernst & Young LLP, Independent Auditors